Western Massachusetts Electric Company					Exhibit 12
Ratio of Earnings to Fixed Charges
	For the Years Ended December 31,
(Thousands of Dollars)	2016	2015	2014	2013	2012
Earnings, as defined:
Net income	$58,072	$56,506	$57,819	$60,438	$54,503
Income tax expense	38,022	36,970	37,268	37,368	32,140
Equity in earnings of equity investees	(16)	(8)	(8)	(18)	(11)
Dividends received from equity investees	15	—	—	80	—
Fixed charges, as below	25,776	26,553	26,202	26,316	28,162
Less: Interest capitalized (including AFUDC)	(644)	(1,042)	(864)	(498)	(534)
Total earnings, as defined	$121,225	$118,979	$120,417	$123,686	$114,260

Fixed charges, as defined:
Interest expense	$24,425	$24,792	$24,931	$24,851	$26,634
Rental interest factor	707	719	407	967	994
Interest capitalized (including AFUDC)	644	1,042	864	498	534
Total fixed charges, as defined	$25,776	$26,553	$26,202	$26,316	$28,162

Ratio of Earnings to Fixed Charges	4.70	4.48	4.60	4.70	4.06